UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-35931

Constellium N.V.

(Translation of registrant’s name into English)

Tupolevlaan 41-61,

1119 NW Schiphol-Rijk

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Amendment No. 1 to the Report on Form 6-K, originally filed with the Securities and Exchange Commission on July 25, 2018 (the “Form 6-K”), is being filed solely for the purposes of furnishing Interactive Data File disclosure (XBRL) as Exhibit 101 of Constellium N.V.’s unaudited interim financial statements for the half-year ended June 30, 2018. The content of Exhibit 101 hereto was previously filed as Exhibit 99.1 to the Form 6-K.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

Exhibit Index

No.	Description

EX-101.INS	XBRL Taxonomy Instance Document

EX-101.SCH	XBRL Taxonomy Extension Schema Document

EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

EX-101.LAB	XBRL Taxonomy Label Linkbase Document

EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

The information contained in this Form 6-K is incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by Constellium N.V. with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM N.V. (Registrant)

August 3, 2018	By:	/s/ Peter R. Matt
	Name:	Peter R. Matt
	Title:	Chief Financial Officer